Exhibit 99.1

CureVac Receives Additional Positive Validity Decision from European Patent Office in Ongoing Litigation Against BioNTech SE

•	European Patent Office largely dismisses opposition filed by BioNTech SE, Pfizer Inc., and others in December 2023 challenging validity of EP 4 023 755 B1 and maintains the patent subject to amendments to specific patent claims

•	A hearing on infringement of EP 4 023 755 B1 which will also include EP 3 708 668 B1, the validity of which was confirmed in amended form in March 2025, is scheduled for July 1, 2025, before the Regional Court Düsseldorf, Germany

TÜBINGEN, Germany/BOSTON, USA – May 15, 2025 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biotech company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the European Patent Office (EPO) has confirmed the validity of CureVac’s European patent EP 4 023 755 B1 subject to amendments to specify the scope of protection. This validity decision marks the second time the EPO has ruled in favor of CureVac, having decided in March to uphold the validity of patent EP 3 708 668 B1 also in amended form.

Following today’s hearing, the EPO opposition division dismissed the oppositions and maintained the patent in amended form.

The ruling signals a positive development for CureVac in the ongoing patent litigation with BioNTech in Germany. The dispute encompasses a total of six intellectual property rights. With the validity of patent EP 4 023 755 B1 upheld in amended form, the Regional Court Düsseldorf will decide whether the patent in its amended form has been infringed. In the same hearing, taking place on July 1, 2025, the Court will hear the arguments on infringement of EP 3 708 668 B1, with a decision to come at a later date. A positive infringement decision on either or both patents would trigger proceedings to assess damages in the same court.

Like EP 3 708 668 B1, patent EP 4 023 755 B1 describes split poly-A tail technology, which enhances medical efficacy by improving expression of the protein encoded on an mRNA construct, a foundational invention of CureVac.

CureVac is represented in Germany by Oliver Jan Jüngst from Bird & Bird LLP and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft and represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP and John M. Erbach from Spotts Fain, PC.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883 - 0

communications@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the strength of the company’s intellectual property portfolio and plans for resolving certain intellectual property matters, potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies and court judgements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection and the company’s and the company’s collaborators’ ability to obtain, maintain, defend and enforce such intellectual property, scope of intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes factors and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated form time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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